Mail Stop 4561

July 17, 2006

James A. Fleming
2500 Windy Ridge Parkway, Suite 1600
Atlanta, GA 30339

> **Re: Cousins Properties Incorporated**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 14, 2006**
> **File No. 001-11312**

Dear Mr. Fleming:

     We have reviewed your response letter dated May 19, 2006 and have the following additional comments.

Form 10-K

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Cash Flows, page 45

1. We have read and considered your response to comment one. When distributions have been or are expected to be in excess of cash flows from operating activities, the company should identify the alternative source of the excess distributions. In future filings, this disclosure should be made both when discussing historical distributions, as well as, when the company is discussing the expected source of future distributions. Advise us if you plan to expand your disclosures in future filings.

Off Balance Sheet Arrangements, page 47

2. We have read and considered your response to comment two. It appears that the loan guarantees relating to The Georgian project and CL Ashton may not be subject to the initial recognition and initial measurement provisions of paragraph 7 (f) of FIN 45. However, it remains unclear of how the company complies with the disclosure requirements of paragraphs 13 – 16 of FIN 45. Please advise.

Note 1 – Significant Accounting Policies

Multi-Family Residential Sales, page F-12

3. We have read and considered your response to comment three. We noted that you do not believe that the continuing involvement criteria set forth in paragraph 12 of SFAS 66 applies to your evaluation of continuing investment as it addresses situations where there are contractually required payments by the buyer on its debt. Explain to us your assessment of the collectibility of the sales price demonstrated by the buyer's commitment to pay.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant